November 25, 2009
CORRESPONDENCE FILED VIA EDGAR
AND OVERNIGHT DELIVERY
Mr. John Stickel
Attorney Advisor
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Commercial Barge Line Company Registration Statement on Form S-4 File No. 333-162312 Filed: October 2, 2009
Dear Mr. Stickel:
On behalf of Commercial Barge Line Company (the “Company”), set forth below are responses of the Company to the Staff’s letter of comment, dated October 27, 2009, relating to the Company’s registration statement on Form S-4 (the “Registration Statement”) filed with the Securities and Exchange Commission (“Commission”) on October 2, 2009. For your convenience, we have repeated and numbered each paragraph below to correspond to the numbered comment set forth in the Staff’s comment letter.
General
1.	We note that you are registering the 12 1/2% Senior Secured Notes due 2017 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.
Contemporaneously with the submission of this letter, the Company is filing a supplemental letter stating that the Company is registering the exchange offer in reliance on the Commission’s position enunciated in the abovementioned no-action letters and including the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters. The Company notes that Amendment No. 1 to the Registration Statement was filed electronically through EDGAR today. The Company will today request the acceleration of the effective date of the Registration Statement.
* * * * * * * *
Enclosed with this letter is a letter from the Company acknowledging its responsibilities with respect to the disclosure.
If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (212) 918-8270.

Sincerely,
/s/ Amy Bowerman Freed
Amy Bowerman Freed
Hogan & Hartson LLP

[Letterhead of CBLC]
November 25, 2009
CORRESPONDENCE FILED VIA EDGAR
AND OVERNIGHT DELIVERY
Mr. John Stickel
Attorney Advisor
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Commercial Barge Line Company Registration Statement on Form S-4 File No. 333-162312 Filed: October 2, 2009
Dear Mr. Stickel:
In connection with responding to comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in a letter dated October 27, 2009 with respect to the above-referenced Form S-4, Commercial Barge Line Company (the “Company”) hereby acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you need additional information, please contact the undersigned at (812) 288-0291.

Sincerely,
/s/ Dawn R. Landry
Dawn R. Landry
Vice President and Secretary Commercial Barge Line Company